

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 1, 2017

<u>Via E-mail</u>
Gerald M. Haines II
Executive Vice President, Chief Financial Officer
Mercury Systems, Inc.
201 Riverneck Road
Chelmsford, Massachusetts 01824

      Re: Mercury Systems, Inc.
              Form 10-K for the Fiscal Year Ended June 30, 2016
              Filed August 16, 2016
              File No. 000-23599

Dear Mr. Haines:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Martin James

                            Martin James
                            Senior Assistant Chief Accountant
                            Office of Electronics and Machinery